Exhibit 1

ALTERNATIVE MONTHLY REPORT

PART 4, NATIONAL INSTRUMENT 62-103 The Early Warning System and Related Take-
over Bid and Insider Reporting Issues

Item 1 – Security and Reporting Issuer

1.1	The designation of securities to which this report relates and the name and address of the head office of the issuer of the securities:

Name:	GROWN ROGUE INTERNATIONAL INC. (the “Issuer”)

Address:	550 Airport Road, Medford, OR 97504, United States

This report relates to the common shares of the Issuer.

1.2	The name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place:

The occurrence that triggered the requirement to file this report was the issuance of common shares to the Funds upon the exercise of common share purchase warrants.

Item 2 – Identity of Eligible Institutional Investor

2.1	The name and address of the eligible institutional investor:

Name:	Mindset Capital LLC (“Mindset”)

Address:	30 W. Mission Street, Suite 8, Santa Barbara CA 93101, United States

Mindset is an “investment manager” as defined in National Instrument 62-103.

2.2	The date of the transaction or other occurrence that triggered the requirement to file this report:

The issuance of the common shares that triggered the requirement to file this report occurred on April 4, 2024.

2.3	The names of any joint actors in connection with the disclosure required by this report:

Aaron Edelheit is the Managing Member of Mindset, which serves as the investment manager (the “Manager”) to Mindset Value Fund LP, Mindset Value Wellness Fund LP, and W&GP Fund 1 LLC (collectively, the “Funds”). The Manager, and Mr. Edelheit as the Managing Member of the Manager, possess control over the common shares held by the Funds.

2.4	A statement that the eligible institutional investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Mindset is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the securities of the Issuer held by the Funds.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	The designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 of National Instrument 62-103 or the early warning requirements:

Not applicable.

3.2	The designation and number or principal amount of securities and the eligible institutional investor’s security holding percentage in the class of securities at the end of the month for which the report is made:

As of April 30, 2024, Mindset Value Fund LP holds 12,862,625 common shares, Mindset Value Wellness Fund LP holds 12,466,547 common shares, and W&GP Fund 1 LLC holds 929,131 common shares which represents an aggregate of 12.6% of the outstanding common shares of the Issuer.

Additionally, Mindset Value Fund LP holds debentures for a principal amount of an aggregate of US$1,340,000 which are convertible at C$0.24 per share for an aggregate of 7,625,716 common shares of the Issuer. Mindset Value Wellness Fund LP holds a debenture for a principal amount of US$75,000 which is convertible at C$0.24 per share for an aggregate of 426,812 common shares of the Issuer. W&GP Fund 1 LLC holds a debenture for a principal amount of US$685,000 which is convertible at C$0.24 per share for an aggregate of 3,898,220 common shares of the Issuer. The above number of common shares upon the conversion of the debentures are calculated based on an exchange rate of C$1.3658 per US dollar.

In total, Mindset has control over (but not ownership of) an aggregate of 38,209,051 common shares on a partially diluted basis (assuming the conversion of all of the convertible debentures held by the Funds) which represents 15.5% of the outstanding common shares of the Issuer.

3.3	Whether the transaction involved a securities lending arrangement:

The transaction did not involve a securities lending arrangement.

3.4	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3.2 over which:

(i)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

See paragraph 3.2.

(ii)	the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the eligible institutional investor or any joint actor:

Not applicable.

(iii)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Mindset has control and direction over an aggregate of 38,209,051 common shares on a partially diluted basis (assuming the conversion of all of the convertible debentures held by the Funds) which represents 15.5% of the outstanding common shares of the Issuer.

3.5	The material terms of any related financial instruments and its impact on the eligible institutional investor’s security holdings if the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required in this report:

Not applicable.

3.6	The material terms of any arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement if the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required in this report:

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104:

Not applicable.

3.7	The material terms of any agreement, arrangement or understanding if the eligible institutional investor or any of its joint actors is party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor’s economic exposure to the security of the class of securities to which this report relates:

Not applicable.

Item 4 – Purpose of the Transaction

4.1	The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any plans or future intention to acquire ownership of, or control over, additional securities of the Issuer:

The Funds currently hold securities of the Issuer for investment purposes only and not for the purpose of influencing control or direction of the Issuer. In the ordinary course of business, Mindset conducts analysis of securities in which the Funds may invest. Based on that analysis, it makes buy and sell decisions on behalf of the Funds. Accordingly, depending upon the circumstances, Mindset may, on behalf of the Funds, acquire additional securities of the Issuer or dispose of securities of the Issuer previously acquired.

Item 5 – Agreements, Arrangements, Commitments or Understandings with Respect to Securities of the Reporting Issuer

5.1	The material terms of any agreements, arrangements, commitments or understandings between the eligible institutional investor and a joint actor and among those persons and any person with respect to securities to which this report relates, including the transfer of the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies:

Purchase, sale and voting authority over the Issuer’s securities is held by Mindset pursuant to various investment advisory agreements between Mindset and the Funds.

Item 6 – Change in Material Fact

6.1	Any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Issuer’s securities:

Not applicable.

Item 7 – Certification

I, as the eligible institutional investor, certify that the statements made in this report are true and complete in every respect.

Dated: April 30, 2024

MINDSET CAPITAL LLC

(signed) “Aaron Edelheit”
Aaron Edelheit
Managing Member
Phone: (805) 284-9405

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